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 SAN FRANCISCO OFFICE
 (415) 262-1200

January 4, 2011

Ms. Lisa Vanjoske
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement Filed April 30, 2010
File No. 001-12830

Dear Ms. Vanjoske:

In response to our letter of December 17, 2010, you asked that BioTime explain how they applied ASC 730-10-25-2c to their accounting treatment of deferred license fees.  That provision provides that

“The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The amortization of those intangible assets used in research and development activities is a research and development cost.  However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time.”

The thrust of this provision is that the cost of acquiring technology from third parties should be expensed if it has no use other than in a specific research project, but if the technology has broader applications it should be amortized.  As explained below, the technologies acquired by BioTime have uses that are not limited to a single research project, nor were those technologies acquired for use in a singular project, and therefore it was proper for BioTime to amortize rather than expense those costs.

Securities and Exchange Commission
January 4, 2011

The deferred license fees reflected in BioTime’s financial statements pertain largely to technology acquired under four agreements.  (1) patents and cell lines licensed from the Wisconsin Alumni Research Foundation (the “WARF Patents”); (2) patents and know-how licensed from Advanced Cell Technology, Inc. pertaining to chromatin transfer and induced pluripotent stem cell technology (“iPS Technology”), and certain other purposes; (3) patents belonging to an affiliate of Kirin Brewing and sublicensed to BioTime from Advanced Cell Technology, Inc. (“Kirin Technology”); and (4) patents and know-how licensed from Advanced Cell Technology, Inc. pertaining to the generation of progenitor cells (the “ACTCellerate Technology”).

The WARF Patents cover technology that has broad application in the stem cell field and has been licensed by the Wisconsin Alumni Research Foundation and its affiliate WiCell to numerous biotechnology companies and non-profit research institutions around the world.  Both BioTime and its subsidiary ES Cell International Pte Ltd. (“ESI”) have a license to the WARF Patents for research purposes and for the production of stem cells and derivative products for resale as research products, but not for use as therapeutics.  BioTime uses the WARF Patents in its own research and to develop research products for resale, as does ESI which has developed certain stem cell lines under good manufacturing practices (“GMP).  BioTime has dozens of cell lines that it has produced for sale as research products, and ESI has five GMP cell lines that are available for sale for research purposes.  The WARF Patents may also be used in the research and development stage of work being conducted by other BioTime subsidiaries that are developing therapeutic products.  Accordingly, the WARF Patents were not acquired for a single research project but rather have wide application in stem cell research and product development.

The iPS Technology covers methods to transform cells of the human body, such as skin cells, into an embryonic state in which the cells will be pluripotent.  Pluripotent means that the cells have the potential to become any kind of cell found in the human body.  Because iPS Technology does not involve human embryos or egg cells, and classical cloning techniques are not employed, the use of iPS Technology may eliminate some religious and ethical concerns and legal restrictions that have been raised in connection with the procurement and use of human embryonic stem cells in scientific research and product development, and government funding of stem cell research.  Accordingly, iPS Technology has potentially broad applications across the fields of stem cell research that BioTime and its subsidiaries are presently conducting or that they may conduct in the future.  The license agreement pertaining to the iPS Technology provides that the iPS Technology may only be used in conjunction with the sublicensed Kirin Technology, which itself can be used in wide variety of projects.  The Kirin Technology includes methods for cloning mammals using reprogrammed donor chromatin or donor cells and methods for altering cell fate.  This technology permits the user to alter the state of a cell, such as a human skin cell, by exposing the cell’s DNA to the cytoplasm of another reprogramming cell with differing properties.

Securities and Exchange Commission
January 4, 2011

BioTime’s subsidiary ReCyte Therapeutics, Inc. has recently instituted research and development programs based the use of iPS technology to develop therapies for the treatment of vascular and blood disorders and diseases.  ReCyte will also use iPS technology to offer cell banking services for third party donors and medical institutions desiring to generate tissues for transplants.

The license from Advance Cell Technology that covers iPS Technology also includes patent applications for other uses.  One licensed patent application covers a method of differentiation of morula or inner cell mass cells and method of making lineage-defective embryonic stem cells.  That technology can be used in producing embryonic progenitor cells without the utilization of embryonic stem cell lines.  Another licensed patent application covers novel culture systems for ex vivo development that contains technology for utilizing avian cells in the production of stem cell products free of viruses and bacteria.

The ACTCellerate Technology has permitted the generation of dozens of new progenitor cell lines.  A progenitor is a cell that is in a state between an embryonic stem cell and a fully differentiated somatic (body) cell.  These progenitors may have a future use in a wide array of therapeutic and diagnostic products, and in the field of drug development and screening.  BioTime and its subsidiaries currently have dozens of progenitor cell lines available for sale as research products, and more progenitor cell products may be derived in the future.

BioTime is also using ACTCellerate Technology in a project funded by the California Institute of Regenerative Medicine to develop advance means to generate highly purified progenitors on a large “industrial” scale.  This project, which has as its object the development of techniques and processes rather than specific cell line products, is separate and apart from the generation of specific progenitor lines for sale to stem cell researchers.

Additional information about the licensed technology can be found in BioTime’s Form 10-K under “Licensed Stem Cell Technology and Stem Cell Product Development Agreements” on pages 8-13.

Since the technologies acquired by BioTime have multifaceted uses and were not acquired for a single research project, the license fees that BioTime has deferred were not “costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses” within the meaning of  ASC 730-10-25-2c. Accordingly, BioTime believes that the money paid for the licenses was properly capitalized as of December 31, 2009 and 2008, and that those amounts should then amortized as deferred fees over their respective economic lives once the product lines become available for sale to the general public.  BioTime also reviews its assets annually for impairment and will expense the deferred license fees should it determine that the acquired technology is no longer of use in its business.

Securities and Exchange Commission
January 4, 2011

Please direct all correspondence and communications with respect to the foregoing to the undersigned.

                         Very truly yours,

                         s/Richard S. Soroko

                         Richard S. Soroko